UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2025

Commission File Number	001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 W Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☐         Form 40-F       ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 (File No. 333-289110) of the Registrant, as amended or supplemented. Exhibit 99.2 of this Report on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the Registrant under the Securities Act of 1933, as amended.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Investor Presentation dated October 16, 2025.

99.2	Press release dated October 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)
Date:	October 16, 2025	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer